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                             June 1, 2021

       Edmundo Gonzalez
       Chief Executive Officer
       Marpai, Inc.
       5701 East Hillsborough Avenue, Suite 1417
       Tampa, FL 33610-5428

                                                        Re: Marpai, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 11,
2021
                                                            CIK No. 0001844392

       Dear Mr. Gonzalez:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 11, 2021

       Overview, page 1

   1. We note your revised disclosure in response to prior comment 7 and reissue in part. Please revise to clarify which
   country    you are referencing in the second sentence of the second
                                                        paragraph.
   2. We note your revised disclosure in response to prior comment 6 concerning your study of who would develop Type
2 diabetes within the next 12 months. Please tell us how you were able to determine
that none of the 348 patients: (i) were diagnosed in 2018 by their physician as having the
condition or (ii) had the condition in 2018 but were not diagnosed that year.
 Edmundo Gonzalez
Marpai, Inc.
June 1, 2021
Page 2
Building Blocks for the Payer of the Future, page 2

3. Please improve legibility by increasing the font size of the text included in your graphic on page 2.
Our Strategy, page 3

4. We note your revised disclosure on page 3 in response to prior comment 9 and reissue in part. It still remains unclear, which of your TPA business' core systems have working A.I.
         modules integrated. Please balance your disclosure to clarify whether your A.I.
         technology has actually been integrated in each of your "core systems." Please further disclose if the integration has been completed or is a prototype, or whether there are features and functionality that do not currently exist with the current state of your technology.
Our Technology, page 5

5. We have reviewed your response to prior comment number 5 and note that you still have unqualified claims regarding what your service or technology offers. Please revise your statement on the bottom of page 5 where you state you, "delight our end users, improve healthcare outcomes and lower costs" and on page 74 where you state
TopCare   leads "to
         better quality and typically lower overall cost of a medical episode." Summary Risk Factors, page 9

6.       We note your response to prior comment 14, and we reissue in part.
Please add
         summary risk factors here to address the specific risk that (i) Continental Benefits has a high annual customer attrition rate historically, at approximately 33.8% and 24.2%, respectively for 2020 and 2019; and (ii) and your auditor has expressed substantial doubt about your ability to continue as a going concern.
The Offering, page 11

7.       We note the Representative   s Warrants to be issued to the
Representatives of the
         underwriters in this offering. Since these warrants and the common stock underlying the warrants are being registered in this offering, please revise the summary of the offering to
         clearly reflect these Representative   s Warrants, or advise.
Pro Forma LastNameEdmundo
FirstName  Financial Information,   page 16
                                 Gonzalez
Comapany
8.         NameMarpai,
       Please             Inc. pro forma data here and throughout the filing.
See Article 11-
              delete the 2019
June 1,02(c)(2)(i)
        2021 Pageof2 Regulation S-X.
FirstName LastName
 Edmundo Gonzalez
FirstName
Marpai, Inc.LastNameEdmundo Gonzalez
Comapany
June 1, 2021NameMarpai, Inc.
June 1,
Page 3 2021 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Accounting for the Acquisition, page 17

9. Your pro forma financial information presents the Acquisition as if Marpai Health acquired Continental Benefits, which appears to be consistent with information on pages
         17 and 23 and disclosure on pages F-19 and F-36, and then Marpai Inc. acquired the combined company. However, on page 83, you appear to indicate that Marpai Inc. directly acquired the outstanding membership interests of Continental Benefits and outstanding capital stock of Marpai Health in separate transactions. Please clarify for us the sequence and timing of all transactions constituting the Acquisition. In this regard, explain how the ownership percentages of Marpai Health and Continental Benefits in Marpai Inc. on page
         83 (72.5% and 27.5% respectively) relate to the corresponding ownership percentages on page 17 (66.6% and 33.4% respectively). Revise your disclosure accordingly.
Corporate Practice of Medicine Laws and Fee-Splitting Laws, page 47

10. Based on your response to prior comment 25 and revised disclosure on page 47 it appears that your call center staff will call Members and encourage them to seek medical care but without conveying to them the medical condition at issue. Please advise and revise the
         Summary, and other applicable sections, to clarify what you can and cannot tell
         Members so that investors can understand your disclosure concerning Members seeking "appropriate medical consultation with effective providers." Capitalization, page 64

11. On page 64, you state that on a pro forma basis, 501,260 shares of Class A common stock and 451,389 shares of Class B common stock will be issued to former holders of common stock of Marpai Health (prior to conversion of the Original MH Notes) and the sole holder of membership interests of Continental Benefits. However, these share amounts appear to aggregate only to shares issued to Marpai Health shareholders, as presented on page 17.
         Please explain this apparent inconsistency.
The Acquisition, page 83

12. Please provide a summary that identifies the legacy shareholders and their respective ownership interests constituting an aggregate 78.5% ownership interest in Marpai Health prior to the Acquisition and currently constituting a 56% ownership interest in Marpai Inc.
         on a fully diluted basis. Demonstrate your calculation of all note conversions and exercise of all outstanding warrants and options in determining this 56% ownership interest. Also, explain why shares of Marpai Inc. held by Damien Lamendola through Hillcour, constituting an ownership interest of 15.7%, increased to 35.5% on a voting interest basis and then decreased to 35.1% on a fully diluted basis. In addition, explain why Damien
         Lamendola   s aggregate ownership interest in Marpai Inc. decreased
from 49.1% to 45.4%
         on a voting interest basis and then to 44% on a fully diluted basis. Edmundo Gonzalez
Marpai, Inc.
June 1, 2021
Page 4
Intellectual Property, page 99

13. We note your revised disclosure in response to prior comment 27 and reissue in part. With respect to the 3 pending patents, please describe the nature of the patents.
Employment Agreements, page 110

14. We note your new disclosure on page 110 relating to your employment agreements entered into with certain executive officers. We note that the employment agreement for
       Edmundo Gonzalez contains a severance provision. Please revise your disclosure here to discuss the severance provision, as required by Item 402(q) of Regulation S-K. In addition, to the extent applicable, please also correspondingly revise your disclosure for the other new employment agreements with new executive officers. Certain Relationships and Related Party Transaction
HillCour's Financial Support, page 112

15. We note your updated disclosure in response to prior comment 17, including your disclosure that HillCour gave a financial support letter to Marpai Health if you are unable to complete your proposed initial public offering. Please update your disclosure to clarify whether or not HillCour's financial support obligations to Continental Benefits differ depending on whether or not you are able to completing your proposed initial public offering.
       You may contact Franklin Wyman at (202) 551-3660 or Al Pavot at (202) 551-3738 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameEdmundo Gonzalez
                                                             Division of
Corporation Finance
Comapany NameMarpai, Inc.
                                                             Office of Life
Sciences
June 1, 2021 Page 4
cc:       Angela Dowd
FirstName LastName